                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549-1004
                              ________________

                                  FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                 For the fiscal year ended December 31, 1996

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from        to

                        Commission file number 1-3950


A.    Full title of the plan and the address of the plan:
                           Associates Savings and
                             Profit-Sharing Plan
               250 Carpenter Freeway, Irving, Texas 75062-2729


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
                             Ford Motor Company
              The American Road, Dearborn, Michigan 48121-1899

                    Associates First Capital Corporation
            250 East Carpenter Freeway, Irving, Texas 75062-2729

                            Required Information

                                                                    Page(s)

  Report of Independent Accountants

  Financial Statements and Schedules

    Statement of Net Assets Available for Benefits
     December 31, 1996 and 1995

    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996

    Notes to Financial Statements

    Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

    Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996

  Exhibits

    Exhibit 23 - Consent of Coopers & Lybrand L.L.P., filed
                  with this Report.

                                  Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Plan Committee has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN




June 26, 1997                  By  /s/  KEVIN P. HEGARTY
                                 Qualified Plan Committee Member

    The financial statements and schedules for the Associates Savings and Profit-Sharing Plan, included in this Annual Report on Form 11-K, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

                      Report of Independent Accountants



To the Board of Directors
 of Associates First Capital Corporation and the Board of Directors of Ford Motor Company:


We have audited the accompanying financial statement of net assets available for benefits of the Associates Savings and Profit-Sharing Plan as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Dallas, Texas
May 29, 1997

                 ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                         December 31, 1996 and 1995





                                                1996             1995

Investments - NOTE 3
  Money market mutual fund (at fair
   market value)                            $ 69,191,976     $ 60,548,497

  Mutual funds (at fair market value)        164,923,863      127,240,021

  Common stock (at fair market value)         18,241,707        7,659,902

  Loans to participants                       20,278,690       15,645,920
                                             272,636,236      211,094,340

Employer contributions receivable             15,771,396       13,252,739

    Net assets available for benefits       $288,407,632     $224,347,079











                   The accompanying notes are an integral
                      part of the financial statements.

                 ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    for the year ended December 31, 1996





                                                        1996

Additions:
  Assets directly transferred to the
   Plan - NOTE 4                                    $ 14,579,845
  Contributions:
    Employer                                          22,850,509
    Participants                                      27,317,548
  Dividend and interest income                        23,858,205
  Net depreciation in fair value of
   investments                                          (613,106)
  Other                                                   (4,586)
    Total additions                                   87,988,415

Deductions:
  Benefits paid to participants                       23,927,862

    Increase in assets available for
     benefits                                         64,060,553

Net assets available for benefits:
  Beginning of year                                  224,347,079

  End of year                                       $288,407,632









                   The accompanying notes are an integral
                      part of the financial statements.

                 ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

  General

The Associates Savings and Profit-Sharing Plan (the "Plan") is a defined contribution plan intended to provide assistance in accumulating personal savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") applicable to defined contribution pension plans. The Plan is designed to be qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan received a favorable determination letter dated February 23, 1996 from the Internal Revenue Service approving the Plan as a qualified plan with a related tax-exempt trust. A detailed description of the Plan is contained in the Plan document.

Certain qualified plans have been merged into the Plan from time to time pursuant to transactions in which other entities have been acquired by Associates First Capital Corporation ("First Capital") or its subsidiaries.

The Plan is administered by a committee (the "Committee") appointed by the board of directors of First Capital. First Capital is a majority indirect-owned subsidiary of Ford Motor Company ("Ford"). Plan participants may invest, through the Plan, in Ford and First Capital common stock.

Fidelity Management Trust Company (the "Trustee") holds the Plan's assets. Participants direct the investments for their accounts. First Capital may, but is not required to, pay all Trustee fees and the majority of administrative expenses. During 1996, all Trustee fees and the majority of administrative expenses were paid by First Capital.

  Eligibility and Contributions

Full-time employees of First Capital over the age of 25 become participants in the Plan on their date of employment. Full-time employees under the age of 25 become participants in the Plan as of the earlier of completion of one year of service or attainment of age 25. Part-time employees become participants in the Plan after completing 1,000 hours of service during their first 12-consecutive-month period of employment or during any calendar year. Participants may elect to contribute a portion of their annual compensation on a pre-tax or post-tax basis (or a combination of both) up to a maximum of 12% of their covered compensation (subject to limitations for highly compensated employees). First Capital matches participants' contributions up to 6% of their covered compensation at the rate of 50%. In addition, First Capital may make profit-sharing contributions to the Plan as the board of directors of First Capital determines. For the years ended December 31, 1996 and 1995, discretionary profit-sharing contributions were $15,771,396 and $13,252,739, respectively.

  Forfeitures

Actual forfeitures, which occur when a participant who is not fully vested terminates employment, are used to (1) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, subject to certain limitations and conditions, (2) pay First Capital's matching contributions and discretionary profit-sharing contributions, and (3) pay Plan expenses not paid by First Capital. Total forfeitures for 1996 and 1995 were $3,014,043 and $2,720,220, respectively.

  Investment Participation

Participant contributions are invested in accordance with the participant's election in one or more of several investment programs.

The investment program options are the same for all contributions made to the Plan. Participants may change the composition of their share of net assets and their allocation percentage in each program at any time during the calendar year. The estimated number of participants with a share of net assets at December 31, 1996 and 1995 by investment program is as follows:

                                                      December 31
                                                   1996        1995

  Fidelity Retirement Money Market Portfolio      10,961      10,152
  Fidelity Intermediate Bond Fund                  1,712       1,792
  Fidelity Growth and Income Portfolio             1,297         -
  Fidelity Puritan Fund                            4,023       3,529
  Fidelity U.S. Equity Index Portfolio               745         -
  Fidelity Blue Chip Growth Fund                   1,113         -
  Fidelity Emerging Growth Fund                    1,318         -
  Fidelity Magellan Fund                           5,347       5,250
  Fidelity Asset Manager Fund                      1,766       1,644
  Templeton Foreign Fund                             593         -
  Ford Stock Fund                                  1,587       1,292
  Associates Stock Fund                            1,417          -

At December 31, 1996, 16,493 participants held assets in the Plan.

Earnings for each investment program are allocated based on participants' daily balances within that investment program.

  Investment Programs

Fidelity Retirement Money Market Portfolio - Retirement Money Market Portfolio is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in high-quality, short-term money market securities of U.S. and foreign issuers. While the Portfolio seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the Portfolio is not insured or guaranteed by the U.S. government. The Portfolio's yield may fluctuate. Retirement Money Market Portfolio is a relatively conservative, low-risk investment.

Fidelity Intermediate Bond Fund - Intermediate Bond Fund is an income fund.
It seeks a high level of current income by investing primarily in investment-grade fixed income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The Fund's dollar-weighted average maturity ranges between three and ten years. The Fund's share price and return may fluctuate.

Fidelity Growth and Income Portfolio - Growth and Income Portfolio is a growth and income fund. The goal of this Fund is to provide high total return from a combination of current income and capital growth. This Fund invests primarily in U.S. and foreign stocks, focusing on those that pay current dividends and show potential earnings growth. This Fund may also invest in bonds.

Fidelity Puritan Fund - Puritan Fund is a growth and income fund. It seeks to maximize income, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities. Dividend amounts will vary. The Fund's share price and return may fluctuate.

Fidelity U.S. Equity Index Portfolio - U.S. Equity Index Portfolio is a growth and income fund. The goal of this Fund is to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks. This Fund invests primarily in the 500 companies that compose the S&P 500.

Fidelity Blue Chip Growth Fund - Blue Chip Growth is a growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in common stocks of well-known and established companies that are generally considered industry leaders. This Fund may also invest in companies the Fund's manager believes are positioned to become "blue chips" of the future.

Fidelity Emerging Growth Fund - Emerging Growth is a growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in stocks of small and medium-sized developing companies that the Fund's manager believes have the potential to grow rapidly in earnings or revenues. Such stocks may be subject to abrupt or erratic price changes. A redemption fee of .75% is charged if a shareholder sells his/her shares within 90 days after purchase.

Fidelity Magellan Fund - Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies. The Fund's share price and return may fluctuate.

Fidelity Asset Manager Fund - Asset Manager Fund is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities (including emerging markets which involve greater risks), bonds and short-term instruments. In order to achieve its investment objective, the Fund may gradually shift its assets among and across these groups, within defined ranges, based on the current outlook of the various markets. Dividend amounts may vary. The Fund will allocate its assets within the following investment parameters: 10-60% in stocks, 20-60% in bonds and 0-70% in short-term instruments. Over the long term, the Fund's allocation will generally fluctuate around a neutral mix of 40% stocks, 40% bonds and 20% short-term instruments. The Fund's share price and return may fluctuate.

Templeton Foreign Fund - Templeton Foreign is an international growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in common stocks, and it may purchase securities in any foreign country, developed or developing. Foreign investments involve greater risks and may offer greater potential returns than U.S. investments. Share price and return will vary. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations.

Ford Stock Fund - The Ford Stock Fund invests primarily in Ford common stock with a small percentage of the Fund held in money market investments for liquidity purposes. The value of the Ford Stock Fund is affected by general economic conditions as well as factors specifically related to Ford Motor Company. Because the Fund invests primarily in Ford common stock, it does not offer the diversification or portfolio management that mutual funds provide and, as a result, its value may fluctuate more than mutual funds.

Associates Stock Fund - The Associates Stock Fund invests primarily in shares of First Capital's Class A common stock, $.01 par value, with a small percentage of the Fund held in short-term investments for liquidity purposes. The value of The Associates Stock Fund is affected by general economic conditions as well as factors specifically related to the Company. Because the Fund invests primarily in the Company's Class A common stock, it does not offer the diversification or portfolio management that mutual funds provide and, as a result, its value may fluctuate more than mutual funds.

  Vesting

Participants are fully vested at all times in their before-tax and post-tax elective contributions and in earnings on those contributions. Balances transferred from certain predecessor plans and rollovers from other qualified plans are typically also fully vested. Participants become vested in First Capital's matching contributions made on their behalf, and in earnings thereon, at a rate of 20% for each year of service. Participants become 100% vested in First Capital's discretionary profit-sharing contributions after five years of service. However, certain participants with a last hire date prior to January 1, 1992, may vest in First Capital's discretionary profit-sharing contributions at a rate of 20% for each year of service. Additionally, participants become 100% vested in First Capital's matching and discretionary profit-sharing contributions made on their behalf, and in earnings thereon, when they meet the Plan's retirement requirements; become disabled and eligible for long-term disability benefits; die; or cease participation due to termination of the Plan.

  Benefits

A participant's total account balance is paid to the participant in either installments or a lump sum upon retirement or disability or in a lump sum upon termination of employment. If the participant's vested balance is greater than $3,500, the participant may elect to defer the distribution until the age of 65. Upon a participant's death while actively employed, the total account balance is paid to the participant's beneficiary in a lump sum. In lieu of receiving lump-sum payments, participants may directly rollover their vested account balances to other qualified plans or individual retirement accounts.

  Rollovers

Participants receiving a lump-sum distribution from another qualified plan may, within the time provided under the Internal Revenue Code, make a rollover contribution to the Plan if approved by the Committee. In addition, if the Committee approves, the Plan may accept a direct rollover of an eligible rollover distribution from another qualified retirement plan. Rollover contributions do not qualify for matching contributions by First Capital.

  Withdrawals

Pursuant to Plan provisions, participants may make withdrawals from their accounts prior to termination of employment, retirement, disability or death. Withdrawals are limited to the following: Amounts are taken first from post-tax contributions and a pro rata portion of the earnings attributable to post-tax contributions and finally, if the participant is at least age 59-1/2, from pre-tax contributions and earnings.

Participants may make a withdrawal from pre-tax contributions (but not from the related earnings) prior to age 59-1/2 in the event of financial hardship (i.e., excess medical expenses, tuition payments, purchase of a primary residence, or imminent eviction or foreclosure). Proof of the financial hardship must be submitted to the Committee for approval.

  Loans to Participants

The Committee or its designee may authorize a loan or loans from the Plan to participants. Participant loans are limited to 50% of a participant's vested interest up to the maximum specified by a plan formula; however, the minimum loan request is $500. At December 31, 1996 and 1995, the Plan had loans receivable from participants amounting to $20,278,690 and $15,645,920, respectively. These loans bear interest at prime plus 1%, payable in semi-monthly or weekly installments up to 60 months (except for loans used to purchase primary residences), and are collateralized by the participants' vested interest in the Plan. Loans for primary residence mortgages may be paid back over 25 years. Repayment of loan amounts, including interest, are payroll deducted and allocated to participant accounts consistent with investment elections.

  Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of First Capital's matching and profit sharing contributions, as applicable, and Plan earnings. Plan administrative expenses are paid primarily by First Capital. Allocations are based on the participant's compensation, as defined in the Plan, or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Asset Values and Number of Shares

The number of shares and the asset value per share by investment within the investment program of the Plan at December 31, 1996 and 1995 are as follows (shares in thousands):
                                               December 31
                                        1996                  1995
                                Number of  Value Per  Number of  Value Per
                                  Shares     Share      Shares     Share

  Fidelity Retirement Money
   Market Portfolio              69,192     $ 1.00     60,548     $ 1.00
  Fidelity Intermediate Bond
   Fund                           1,250      10.08      1,207      10.41
  Fidelity Growth and Income
   Portfolio                        325      30.73       -           -
  Fidelity Puritan Fund           2,411      17.24      2,020      17.01
  Fidelity U.S. Equity Index
   Portfolio                        242      26.95       -           -
  Fidelity Blue Chip Growth Fund    184      32.69       -           -
  Fidelity Emerging Growth Fund     312      25.19       -           -
  Fidelity Magellan Fund            793      80.65        796      85.98
  Fidelity Asset Manager Fund       804      16.47        750      15.85
  Templeton Foreign Fund            312      10.36       -           -
  Ford Stock Fund                   280      31.88        638      12.00
  Associates Stock Fund             202      44.13       -           -

  Plan Termination

Although it has not expressed any intention to do so, First Capital has the right to terminate the Plan. Upon termination, First Capital and the Committee will direct the Trustee to distribute the assets of the Plan to participants in accordance with the terms of the Plan. In the event of termination of the Plan, all participants will become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

  Investments

Investments in common stock are accounted for as of the trade date and are valued at quoted market prices. Investments in mutual funds are valued at fair value as determined by each fund manager based on the fair value of the underlying fund securities.

Loans to participants are carried at the original loan principal balance less principal repayments.

Dividend and interest income are recognized as earned.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Contributions

Contributions to the Plan from employees and matching contributions from First Capital and participating subsidiaries are recorded in the period that payroll deductions are made from Plan participants' earnings. Discretionary profit-sharing contributions to the Plan from First Capital and participating subsidiaries are recorded for the Plan year with respect to which such profit-sharing contributions are made.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

              NOTE 3 - FINANCIAL INFORMATION BY FUND                    1996

                           P/F           M/F           IB/F         RMM/P          FS/F           AM/F
                         (a)<F1>       (b)<F2>       (c)<F3>       (d)<F4>       (e)<F5>        (f )<F6>
Net Assets available
for benefits at
December 31, 1995      $ 35,840,411  $ 71,887,996  $ 13,071,425  $ 67,276,413  $ 8,104,017   $ 12,520,897
                       ------------  ------------  ------------  ------------  -----------   ------------
Assets transferred
directly to the Plan      2,031,805     3,038,797       611,522     4,855,849           243       327,005

Contributions
Employer                  2,902,596     5,628,900       842,333     8,004,283       896,178     1,143,465

Participants              3,776,593     7,696,139     1,034,259     9,356,379     1,495,384     1,600,956

Dividend and Interest
Income                    5,282,349    11,970,370       945,606     3,797,885        70,916     1,151,200

Net appreciation/
 (depreciation) in
fair value of investment    510,386    (4,210,156)     (403,681)        -           936,188       510,511


Benefits paid to
participants             (3,318,174)   (5,821,224)   (1,012,474)    (9,614,198)  (1,113,845)   (1,079,425)

Other (Admin Fee)                -             -             -             -             -             -

Transfer among
investment programs      (3,133,795)  (21,885,889)    (1,867,500)    (5,263,492)     (419,071)   (2,078,177)

Loans made, net of
principal payments         (800,302)   (1,613,720)      (181,530)    (2,038,689)     (493,719)     (273,317)
                            -----------  ------------    -----------    -----------     ---------  ------------
Increase in assets available
for benefits              7,251,458     (5,196,783)      (31,465)     9,098,017     1,372,274     1,302,218

Net assets available for
benefits at
December 31, 1996      $ 43,091,869   $ 66,691,213  $ 13,039,960    $ 76,374,430  $ 9,476,291  $ 13,823,115
                        ============   ============  ============    ============  ===========  ============

Investments
Money market
mutual fund                  -               -            -          $ 69,191,976      -             -
Mutual funds           $ 41,559,964   $ 63,925,195  $ 12,595,744         -            -        $ 13,241,090
Common Stock                 -               -            -               -       $ 9,054,034       -
Loan to participants         -               -            -               -            -             -

Employer contributions
receivable                 1,531,905      2,766,018      444,216       7,182,454      422,257       582,025
                          ------------   ------------ ------------      -----------  -----------  ------------

Net assets available for
benefits at
December 31, 1996       $ 43,091,869   $ 66,691,213 $ 13,039,960     $ 76,374,430  $ 9,476,291  $ 13,823,115
                         =============   ============ ============     ============  ===========  ============


<F1>      (a) Fidelity Puritan Fund
<F2>      (b) Fidelity Magellan Fund
<F3>      (c) Fidelity Intermediate Bond Fund
<F4>      (d) Fidelity Retirement Money Market Portfolio
<F5>      (e) Ford Stock Fund
<F6>      (f) Fidelity Asset Manager Fund
/TABLE

              NOTE 3 - FINANCIAL INFORMATION BY FUND (Cont.)                        1996

                                  T/F           AFS/F         GI/F          BC/F          EG/F
                                  (g)<F7>       (h)<F8>       (i)<F9>      (j )<F10>     (k)<F11>
Net Assets available
for benefits at
December 31, 1995            $     -       $     -       $     -       $     -       $     -
                                                         ------------  ------------  -----------
Assets transferred
directly to the Plan               -             -           800,577         -             -

Contributions
Employer                        255,955       836,003       736,337       539,091       675,153

Participants                    183,410       605,396       484,260       345,932       503,499

Dividend and Interest
Income                           97,435        25,756       201,666       110,005       113,024
Net appreciation/
 (depreciation) in
fair value of investment        102,599       542,766       550,659       277,213        79,340


Benefits paid to
participants                    (10,048)      (14,269)     (237,049)      (18,669)      (16,330)

Other (Admin Fee)                  -             -             -         -               (4,586)

Transfer among
investment programs           2,803,284     7,857,520     8,076,670     5,176,778     7,024,535

Loans made, net of
principal payments               23,250        24,085       (11,354)       20,199        15,793
                              ----------    ----------    ----------    ---------     ---------
Increase in assets available
for benefits                  3,455,885     9,877,257     10,601,766    6,450,549     8,390,428
                             -----------   ---------     ----------    ---------     ----------
Net assets available for
benefits at
December 31, 1996          $  3,455,885   $ 9,877,257   $ 10,601,766  $ 6,450,549   $ 8,390,428
                            ============   ============  ============ ============  ===========

Investments
 Money market
 mutual fund                     -              -            -              -            -
 Mutual funds              $  3,241,464         -       $  9,986,495  $  5,999,791  $ 7,847,164
 Common Stock                    -        $ 9,187,673        -              -            -
 Loan to participants            -             -             -              -            -

Employer contributions
receivable                      214,421       689,584      615,271         450,758      543,264
                             -----------   -----------  -----------    -----------    -----------

Net assets available for
benefits at
December 31, 1996           $ 3,455,885   $ 9,877,257   $10,601,766    $ 6,450,549  $ 8,390,428
                            ============= ============  ============   ===========  ===========

<F7>      (g) Templeton Foreign Fund
<F8>      (h) Associates Stock Fund
<F9>      (i) Fidelity Growth & Income Portfolio
<F10>     (j) Fidelity Blue Chip Growth Fund
<F11>     (k) Fidelity Emerging Growth Fund
<F12>     (L) Fidelity U. S. Equity Index Portfolio
/TABLE

              NOTE 3 - FINANCIAL INFORMATION BY FUND (Cont.)                 1996

                                   USE/F           PL
                                  (l )<F12>     (m)<F13>        Total
Net Assets available
for benefits at
December 31, 1995                 $     -       $ 15,645,290   $ 224,347,079
                                  ------------  ------------   -------------
Assets transferred
directly to the Plan                 2,025,170       888,877      14,579,845

Contributions
Employer                               390,215                    22,850,509

Participants                           235,341         -          27,317,548

Dividend and Interest
Income                                  91,993         -          23,858,205
Net appreciation/
 (depreciation) in
fair value of investment               491,069         -            (613,106)


Benefits paid to
participants                           (63,626)    (1,608,531)   (23,927,862)

Other (Admin Fee)                         -            -             (4,586)

Transfer among
investment programs                  3,708,090         1,047          -

Loans made, net of
principal payments                     (22,073)    5,351,377          -
                                      ---------     ---------    -------------
Increase in assets available
for benefits                         6,856,179     4,632,770      64,060,553
                                     ---------     ---------    -------------
Net assets available for
benefits at
December 31, 1996                  $ 6,856,179  $ 20,278,690   $ 288,407,632
                                  ============   ===========   ==============

Investments
 Money market
 mutual fund                              -          -         $  69,191,976
 Mutual funds                     $  6,526,956       -           164,923,863
 Common Stock                             -          -            18,241,707
 Loan to participants                     -     $ 20,278,690      20,278,690

Employer contributions
receivable                             329,223       -            15,771,396
                                    -----------  ------------   -------------

Net assets available for
benefits at
December 31, 1996                 $  6,856,179  $ 20,278,690   $ 288,407,632
                                   ===========  ===========    ==============


<F13>     (m) Participant Loans

NOTE 4 - MERGED PLANS

As a result of the July 1, 1996 acquisition of USL Capital Fleet Services by First Capital, the assets and liabilities of the USL Capital Corporation Retirement Plan for Employees of USL Capital Fleet Services were merged with the Plan effective September 3, 1996.

                 ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1996
                               (In Thousands)

     Identity of                Description     Maturity   Rate of                 Fair Market
       Issuer                  of Investment      Date     Interest       Cost        Value


Fidelity Puritan
 Fund                           Mutual Fund       N/A        N/A        $ 38,723     $ 41,560

Fidelity Magellan
 Fund                           Mutual Fund       N/A        N/A          59,002       63,925

Fidelity Intermediate
 Bond Fund                      Mutual Fund       N/A        N/A          12,781       12,596

Fidelity Retirement             Money Market
 Money Market Portfolio          Mutual Fund      N/A       Various       69,192       69,192

Ford Stock Fund                 Common Stock      N/A        N/A           8,667        9,054

Fidelity Asset Manager
 Fund                           Mutual Fund       N/A        N/A          12,353       13,241

Templeton Foreign Fund          Mutual Fund       N/A        N/A           3,141        3,241

Associates Stock Fund           Common Stock      N/A        N/A           8,714        9,188

Fidelity Growth & Income
 Portfolio                      Mutual Fund       N/A        N/A           9,465        9,986

Fidelity Blue Chip Growth
 Fund                           Mutual Fund       N/A        N/A           5,734        6,000

Fidelity Emerging Growth
 Fund                           Mutual Fund       N/A        N/A           7,782        7,847

Fidelity U.S. Equity
 Index Portfolio                Mutual Fund       N/A        N/A           6,083        6,527

Associates Savings
 and Profit-Sharing             Loans to
 Plan                           Participants    Various   7% to 10%         -          20,279

Total                                                                   $241,637     $272,636

                 ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1996
                        (Dollar Amounts In Thousands)

                                                                                              Fair
                                                                                              Market
                                                                                    Cost      Value
        Identity                                            Purchase    Selling      of         of       Net
        of Issuer          Description of Asset              Price       Price      Asset     Asset      Gain
                                                                                               (a)

Fidelity Puritan        Mutual Fund
 Fund                   Purchased $22,863 in a
                        series of 255 transactions.         $22,863                $22,863    $22,863

                        Sold $16,174 in a series
                        of 253 transactions.                           $16,174      15,364     16,174   $  810


Fidelity Magellan       Mutual Fund
 Fund                   Purchased $39,480 in a
                        series of 255 transactions.          39,480                 39,480     39,480

                        Sold $39,773 in a series
                        of 254 transactions.                            39,773      38,442     39,773    1,331

Fidelity Intermediate
 Bond Fund              Mutual Fund
                        Purchased $5,474 in a
                        series of 253 transactions.           5,474                  5,474      5,474

                        Sold $5,040 in a series
                        of 243 transactions.                             5,040       4,960      5,040      (80)

Fidelity                Money Market Mutual
 Retirement Money       Fund
 Market Portfolio       Purchased 46,039 in a
                        series of 258 transactions.          46,039                 46,039     46,039

                        Sold $37,396 in a
                        series of 254 transactions.                     37,396      37,396     37,396

Fidelity Asset          Mutual Fund
 Manager Fund           Purchased $7,577 in a
                        series of 253 transactions.           7,577                  7,577      7,577

                        Sold $6,733 in a
                        series of 247 transactions                       6,733       6,235      6,733      498

Ford Stock Fund         Unitized Stock Fund
                        Purchased $16,596 in a
                        series of 253 transactions.          16,596                 16,596     16,596

                        Sold $16,138 in a series
                        of 245 transactions.                            16,138      15,563     16,138      575

Associates Stock Fund   Unitized Stock Fund
                        purchased $10,534 in a
                        series of 84 transactions.           10,534                 10,534     10,534

                        Sold $1,889 in a series
                        of 76 transactions.                              1,889       1,820      1,889       69

                        ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
                      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                           FOR THE YEAR ENDED DECEMBER 31, 1996
                               (Dollar Amounts In Thousands)

                                                                                               Fair
                                                                                              Market
                                                                                    Cost      Value
        Identity                                            Purchase    Selling      of         of       Net
        of Issuer          Description of Asset              Price       Price      Asset     Asset      Gain
                                                                                               (a)

Fidelity Growth &       Growth & Income Fund
 Income Portfolio       Purchased $10,499 in a
                        series of 83 transactions.           10,499                 10,499    10,499

                        Sold $1,063 in a series
                        of 62 transactions.                              1,063       1,033     1,063      30

__________
(a)   Represents the fair market value of the asset at the date of purchase for purchase reportable transactions and the fair market value of the asset at the date of sale for sell reportable transactions.
